SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------




                                    FORM 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1934




                              AVIATION GROUP, INC.
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             (Exact name of registrant as specified in its charter)

           TEXAS                          O-10124                75-2631373
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(State or other jurisdiction of    (Commission File Number)    (IRS Employer
incorporation or organization)                               Identification No.)



700 N. Pearl Street, Suite 2170
         Dallas, Texas                                             75201
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(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code  (214) 922-8100.

                                       1
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     Set forth below is the text of the Press Release dated May 25, 2000.

Press Release
-------------

                          Aviation Group Merger Partner
                 Announces Acquisition and Letter of Intent for
                       Transatlantic Strategic Partnership

Dallas, Texas
May 25, 2000
Aviation Group, Inc. (Nasdaq SmallCap Market: AVGP; Boston Stock Exchange: AVG) is pleased to announce that travelbyus.com ltd. (Toronto Stock Exchange: TBU; Frankfurt Stock Exchange: TVB) and Travel24.com AG (Frankfurt Neuer Market: TVD) have reached a letter of intent for a cross-shareholding arrangement. Travelbyus.com has also recently announced that it has acquired Epoch Technology, Inc., a Dallas-based software development company. Aviation Group and travelbyus.com have previously announced their agreement for the acquisition of travelbyus.com by Aviation Group in a statutory arrangement under Canadian law.

Terms of the Travel24.com deal are expected to include the issuance by travelbyus.com of 13,800,000 of its common shares at an average price of US$2.50 in exchange for the delivery by Travel24.com of a combination of US$5 million in cash and the issuance of 1,482,594 shares of Travel24.com at an average price of US$19.90 (approximate Euros 22.00) per share. On a fully diluted basis if the cross-shareholding arrangement were completed currently, travelbyus.com would own approximately 13% of Travel24.com and Travel24.com would own approximately 15% of travelbyus.com. The deal is subject to meeting certain legal and regulatory conditions.

The  cross   shareholding   arrangement  may  be  followed  by  a  merger  among
travelbyus.com and Travel24.com before 2001. Both travelbyus.com and Travel24.com intend to engage their financial advisors during the next six months to do valuation opinions. Such opinions will guide the respective boards of directors of the companies to determine if a full merger between the two companies would be of greater benefit to their respective shareholders.

In the Epoch Technology acquisition, travelbyus.com paid US$2 million in cash and issued 3,200,000 of its common shares valued at US$2.50 per share. Epoch Technology develops integrated software for the travel, leisure and hospitality industry. The reservations system developed by Epoch Technology automates all reservations functions at a component level and is integrated with marketing, sales, operations, administration, accounting and finance systems. The reservations system is able to customize the itinerary of an individual traveler within minutes. Travelbyus.com is using this software in its Web site.

Under the terms of its agreement with travelbyus.com, Aviation Group has provided to travelbyus.com consents for the letter of intent with Travel24.com and the acquisition of Epoch Technology, Inc.

travelbyus.com is an Internet-based travel company. travelbyus.com's Web site, www.travelbyus.com, provides consumers with on-line travel options 24 hours per day. Through the travelbyus.com Web site, consumers have the ability to browse travel options world-wide and to book travel reservations. In addition to offering consumers travel options through the Internet, travelbyus.com also offers the consumer travel options through 1-800 call centers and traditional travel agencies. Since April 1999, travelbyus.com has focused on completing strategic acquisitions to build the components of travelbyus.com's business model, which include product offerings, distribution, marketing and technology. travelbyus.com provides a broad range of travel products, targeted primarily at the leisure customer, including airline tickets, cruise packages and ground packages.

Aviation Group provides services and products to airline companies and other aviation firms primarily in the United States. Aviation Group's businesses consists of painting and paint stripping services for commercial and freight aircraft and the manufacture, sale and repair of aircraft batteries and aircraft and truck weighing scales. On May 10, 2000, Aviation Group completed its acquisition of Global Leisure Travel, Inc. Global Leisure is primarily engaged in the wholesale and retail sale of travel packages for both domestic and Pacific Island and Australian destinations. Travel packages created by Global Leisure include airline tickets, hotel accommodations, automobile rentals and other land components. Global Leisure contracts with vendors and primarily markets the packages directly to retail travel agents.



This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any state or Canadian province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. Prospective investors are urged to read, when filed with the Securities and Exchange Commission, the joint proxy statement/prospectus and registration statement that will be filed by Aviation Group in connection with its proposed arrangement with travelbyus.com. After filing, these documents will be available for free at the Securities and Exchange Commission's EDGAR website at www.sec.gov and may be obtained for free from Aviation Group upon request.

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the ability to close the proposed transaction disclosed above, dependence on certain vendors, changes in the travel industry, seasonability of business, risk of future losses from operations, regulation and development of the Internet, brand identification of travelbyus.com's business, declines in travel commission rates, technological changes, the ability to sell or merge all or a portion of Aviation Group's businesses, environmental regulation and increased competition in the on-line travel services industry. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen liquidation and other risk factors identified in public filings by Aviation Group or travelbyus.com under "Risk Factors." Aviation Group does not undertake any obligation to update these forward-looking statements for revisions or changes after the date of this press release.


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Contacts:
--------



travelbyus.com, ltd.:
--------------------

         Bill Kerby
         Chief Executive Officer
         Telephone:  (604) 541-2400
         E-Mail:  bkerby@travelbyus.com

Aviation Group, Inc.:
--------------------

         Lee Sanders
         Chairman

         Telephone:  (214) 922-8100, ext. 1100
         E-Mail:  lsanders@aviationgroup.com

         Richard Morgan
         Executive Vice President, CFO
         Telephone:  (214) 922-8100, ext. 1102
         E-Mail:  rmorgan@aviationgroup.com





Press Contacts:
--------------

North America:        Barry S. Kaplan
                      Telephone:  (732) 747-0702
                      E-Mail:  smallkap@aol.com

Europe:               Christopher Bruening
                      Telephone:  49 61 96 88 00 210
                      E-Mail:  cbruening@vmr.de